

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 22, 2019

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 8.00% Series D Fixed-to-Floating Rate Cumulative Redeemable Preferred Stock, $0.01 par value per share ($25.00 liquidation preference per share) of CHIMERA INVESTMENT CORPORATION under the Exchange Act of 1934.

Sincerely,

Ben Sawyer

An Intercontinental Exchange Company
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